082-05066

ERSTE GROUP
BANK AG

Graben 21
1010 Vienna
Phone: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Head Office Vienna
Commercial Court Vienna
FN 33209 m
DVR 0031313, Bank Code 20100

SUPPL

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender / From:

Datum/date: 30-JUL-2009

Mitarbeiter/attn.: Jammalova Marketa 0397 EH
Abteilung/department: 0397
Telefon/phone: +43 (0)5 0100 - 17795
Fax: +43 (0)5 0100 9 - 17795
E-Mail: Marketa.Jammalova@erstegroup.com

[redacted]

09046667

Empfänger / To:

Mitarbeiter/attn.:
Fax: 0012027729207

Nachricht/Message: Erste Group News: Thanks to solid business model Erste Group posts net profit of EUR 492.1 million in H1 09, despite higher risk

Absender/From		Empfänger/To	
Firma	Erste Group Bank AG	Firma	SEC Headquarters
Abteilung/Firma dept.	Group Investor Relations	Abteilung/Firma dept.	International Corporate Finance Division
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek Chief Officer of International Corporate Finance
Telefon	+43 (0)5 0100 - 13036	Fax	001 202 772 9207
Fax	+43 (0)5 0100 - 913036		
E-Mail	investor.relations@erstegroup.com		

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Nachricht/Message
„Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Dear Madam / Sir,

please find attached Erste Group´s release concerning Half year results 2009.

Best regards,
Group Investor Relations

Erste Group Bank AG

A-1010 Wien, Graben 21
Fax +43 (0)5 0100 - 913112
mailto:investor.relations@erstegroup.com
http://www.erstegroup.com/ir

ERSTE

ERSTE GROUP

Vienna, 30 July 2009

INVESTOR INFORMATION

Thanks to solid business model Erste Group posts net profit of EUR 492.1 million in H1 09, despite higher risk costs

Highlights[1]:

- Erste Group posted **record operating profit** of EUR 1,776.4 million in H1 09. This is an improvement of 19.1% on H1 08, which was not yet impacted by the economic downturn. Operating income grew by 7.0% to EUR 3,736.6 million while operating expenses were down by 2.1% to EUR 1,960.2 million compared to H1 08.
- **Net interest income and net trading result** were the **major operating income drivers** in H1 09. Despite limited loan growth – customer loans advanced to EUR 128.1 billion in H1 09 from EUR 126.2 billion at year-end 2008. Thanks to stable net interest margins across all geographies, net interest income remained strong at EUR 2,505.3 million (up 8.6% on H1 08), supported by a robust performance of the Retail & SME segment. The excellent net trading result was mainly due to a strong performance of the fixed income and money markets businesses.
- **Risk costs rose** to EUR 892.1 million (up 132.3% on H1 09) or 141 bps of average customer loans. The NPL ratio (based on total exposure) increased from 2.9% in Q4 08 to 3.6% in H1 09, mainly driven by the CEE retail business, the Haftungsverbund savings banks in Austria and portfolio provisions in the Group Corporate and Investment Banking business.
- Erste Group **has not taken advantage of reclassifying assets** as a result of the easing of accounting rules. Results from all categories of financial assets were primarily impacted by revaluation requirements in the ABS/CDO portfolio: the negative P&L effect in Q2 09 equalled EUR 11.3 million (pre-tax) after EUR 54.8 million in Q1 09, while the negative impact on shareholders' equity declined to EUR 43.0 million in Q2 09, compared to EUR 88 million in Q1 09.
- **Net profit amounted to EUR 492.1 million** in H1 09, down 22.7% on EUR 636.6 million in H1 08. All countries, except for Ukraine, where Erste Group has only a small presence, operated profitably in H1 09.
- The **reported tier 1 ratio** improved to **8.4%** at H1 09 (2008: 7.2%) following the issuance of participation capital (EUR 1.224 billion subscribed by the Republic of Austria and EUR 540 million by private investors). Risk-weighted assets grew by 4.0% to EUR 108 billion in H1 09.
- The **loan-to-deposit ratio improved** from 115.4% at year-end 2008 **to 112.9% at H1 09.**

"The economic downturn has now fully taken hold of Central and Eastern Europe. While the situation differs substantially from country to country, the decline in demand is the common denominator. While we believe that economic conditions will remain difficult in coming months, we do not believe in the disaster scenarios for the region. As a retail bank we are closely linked to the real economy in each country. Our knowledge of the private and corporate customer is improving at a good pace, allowing us to take effective measures to guide our bank as well as our customers through the crisis. Accordingly,

[1] In January 2009, Sparkasse Kufstein joined the *Haftungsverbund* (cross guarantee system of the Austrian savings banks) and therefore was included in the consolidated financial statements from this point in time. Furthermore, Ringturm KAG and Opportunity Bank a.d., Montenegro, acquired by Erste & Steiermärkische banka d.d., was consolidated for the first time as of 31 March 2009. In addition, Investbanka a.d. Skopje, Macedonia, acquired by Steiermärkische Bank und Sparkassen AG, has been part of the consolidated financial statements since 1 October 2008 and was not included during the entire reporting period for the previous year. As the criteria for IFRS 5 (sale within 12 months) were not fulfilled for the sale of Anglo Romanian Bank, a reclassification took place from the item "Assets held for sale and discontinued operations" to the respective balance sheet positions. As a result, comparisons with the previous year and rates of change are slightly distorted.

we are convinced that we can offset any further deterioration in the regional economic environment thanks to the quality of our business model", said Andreas Treichl, CEO of Erste Group.

Earnings performance in brief

During the first half of 2009, the **operating result** reached a new record value of EUR 1,776.4 million (+19.1% compared with EUR 1,491.0 million in the first half of 2008). This development was particularly due to the strong rise in net interest income (+8.6% to EUR 2,505.3 million), which more than compensated for the decline in net commission income (-11.4% to EUR 888.2 million). The excellent trading result (+86.1% to EUR 343.1 million) also contributed to the 7.0% improvement in **operating income** from EUR 3,492.6 million to EUR 3,736.6 million. **Operating expenses** were reduced by 2.1% from EUR 2,001.6 million to EUR 1,960.2 million. The **cost/income ratio** therefore improved significantly to 52.5% (half-year 2008: 57.3%).

Net profit after minority interests fell, in particular due to higher risk costs (costs for risk provisions more than doubled in the first half-year to EUR 892.1 million), by 22.7% to EUR 492.1 million.

Return on equity (cash, i.e. eliminating linear depreciation for the customer base) fell from 15.2% (stated value 14.7%) in the half-year 2008 to the current 11.6% (stated value: 11.2%).

Cash earnings per share were EUR 1.41 during the first half of 2009 (stated value EUR 1.35), compared with EUR 2.10 (stated value EUR 2.03) in the comparative period of the previous year.

Compared with year-end 2008, **total assets** increased by 1.4% to EUR 204.2 billion.

By April 2009, Erste Group placed participation capital in the total nominal amount of EUR 1.76 billion. Of this, EUR 1.224 billion was subscribed to by the Republic of Austria and EUR 540 million by private parties.

In spite of a rise in risk-weighted assets, the credit-risk-related **solvency ratio** improved due to the issuance of participation capital of EUR 1.76 billion, from 10.1% at year-end 2008, to 11.1% as of 30 June 2009. It was therefore still comfortably above the legal minimum requirement of 8.0%. The **tier 1 ratio** in relation to the credit risk equalled 8.4% as at 30 June 2009 (after 7.2% at the end of 2008).

Outlook

"While the deterioration in economic indicators has led to higher risk costs, we are convinced that we will continue to execute our business model profitably. This development will be supported by our regional focus, the ideal mix between retail, SME and large corporate customers, as well as the long-term orientation of our business model and our well balanced loan-to-deposit ratio," commented Treichl on the outlook.

ERSTE

ERSTE GROUP

I. FINANCIAL PERFORMANCE IN DETAIL

in EUR million	1-6 09	1-6 08	Change
Net interest income	2,505.3	2,306.0	8.6%
Risk provisions for loans and advances	-892.1	-384.1	>100.0%
Net fee and commission income	888.2	1,002.2	-11.4%
Net trading result	343.1	184.4	86.1%
General administrative expenses	-1,960.2	-2,001.6	-2.1%
Other result	-119.2	-171.1	30.3%
Pre-tax profit from continuing operations	**765.1**	**935.8**	**-18.2%**
Post-tax profit from discontinuing operations	0.0	10.1	na
Net profit after minorities	**492.1**	**636.6**	**-22.7%**

Net interest income: +8.6% vs H1 08

Despite slow credit growth across the entire region (+1.5% to EUR 128.1 billion year-to-date), net interest income increased during the first half of 2009, compared with the same period of the previous year, by 8.6%, from EUR 2,306.0 million to EUR 2,505.3 million. Despite an unfavourable interest rate environment in some countries, this was mainly due to stable margins. Strong loan growth in the first three quarters of 2008, which has abated since the start of the financial crisis, also contributed to this trend.

The net interest margin (net interest income in percentage of average interest-bearing assets) improved from 2.73% during the first half of 2008 to 2.92% - both in Central and Eastern Europe (from 4.5% to 4.6%) and in Austria (from 1.7% to 1.9%).

Net commission income: -11.4% vs H1 08

in EUR million	1-6 09	1-6 08	Change
Lending business	155.3	187.4	-17.1%
Payment transfers	395.0	421.4	-6.3%
Card business	91.5	83.1	10.1%
Securities transactions	190.6	244.4	-22.0%
Investment fund transactions	78.1	113.3	-31.1%
Custodial fees	21.7	27.6	-21.4%
Brokerage	90.8	103.5	-12.3%
Insurance brokerage business	46.8	44.8	4.5%
Building society brokerage	19.9	18.4	8.2%
Foreign exchange transactions	14.1	17.7	-20.3%
Investment banking business	6.5	7.8	-16.7%
Other	60.0	60.3	-0.5%
Total	**888.2**	**1,002.2**	**-11.4%**

Net commission income fell by 11.4% from EUR 1,002.2 million to EUR 888.2 million in the first half of 2009. The reduction in fees from securities business (-22.0% to EUR 184.6 million) was the most pronounced. A decline was also recorded in asset management and particularly in fund business. In addition, the slowdown in new business also resulted in a decline in commission income from lending business (-17.1% to EUR 155.3 million).

Net trading result: +86.1% vs H1 08

The significant increase of 86.1%, from EUR 184.4 million in H1 08 to EUR 343.1 million in the first half of 2009, was primarily related to the securities business (H1 09: EUR 171.3 million after EUR -6.5 million in H1 08). Solid income was achieved across all asset classes.

General administrative expenses: -2.1% vs H1 08

in EUR million	1-6 09	1-6 08	Change
Personnel expenses	1,124.2	1,160.6	-3.1%
Other administrative expenses	656.7	652.9	0.6%
Subtotal	1,780.9	1,813.5	-1.8%
Depreciation and amortisation	179.3	188.1	-4.7%
Total	**1,960.2**	**2,001.6**	**-2.1%**

Despite the enlarged scope of consolidation (the addition of Sparkasse Kufstein to the cross guarantee system of the savings banks increased general administrative expenses increased by EUR 9.0 million), **general administrative expenses** fell by a total of 2.1% (currency-adjusted +1.8%), from EUR 2,001.6 million to EUR 1,960.2 million.

Personnel expenses fell by 3.1% (currency-adjusted +0.3%), from EUR 1,160.6 million to EUR 1,124.2 million. The decline in the number of staff had a positive effect on this line item, offsetting annual salary adjustments.

Headcount[2]

	Jun 09	Dec 08	Change
Employed by Erste Group	**51,388**	**52,648**	**-2.4%**
Austria incl. Haftungsverbund savings banks	16,405	16,278	0.8%
Erste Group, EB Oesterreich and subsidiaries	8,528	8,545	-0.2%
Haftungsverbund savings banks	7,877	7,733	1.9%
Central and Eastern Europe / International	**34,983**	**36,370**	**-3.8%**
Česká spořitelna Group	10,813	10,865	-0.5%
Banca Comercială Română Group	9,170	9,985	-8.2%
Slovenská sporiteľňa Group	4,466	4,953	-9.8%
Erste Bank Hungary Group	3,161	3,255	-2.9%
Erste Bank Croatia Group	2,306	2,061	11.9%
Erste Bank Serbia	992	1,009	-1.7%
Erste Bank Ukraine	1,782	2,120	-15.9%
Other subsidiaries and foreign branch offices	2,293	2,122	8.1%

The headcount was mainly influenced by the consolidation of another savings bank into the *Haftungsverbund* – the cross guarantee system of the Austrian savings banks – (+199 employees), which took place during the first half of 2009, the first-time consolidation of Opportunity Bank (+213 employees into Erste Bank Croatia) and cost-saving measures. The decline at BCR resulted from the outsourcing of non-banking services and was one of the last measures of the efficiency programme started at the time of acquisition. The decrease in Slovakia was due to the transfer of about 200 asset

[2] End of period values.

management employees to a central unit and led to a corresponding increase in the "Other subsidiaries" line item.

During the first half of 2009, **other administrative expenses** only rose slightly by 0.6% (currency-adjusted +5.9%), from EUR 652.9 million to EUR 656.7 million.

In line with previous periods, **depreciation of fixed assets** also declined in the first half of 2009 (-4.7% from EUR 188.1 million to EUR 179.3 million).

Operating result: +19.1% vs H1 08

Based on the rise in **operating income** (+7.0%), from EUR 3,492.6 million to EUR 3,736.6 million, and a slight reduction in **administrative expenses** (-2.1%,) from EUR 2,001.6 million to EUR 1,960.2 million, the **operating result** improved by 19.1% from EUR 1,491.0 million in the first half of 2008 to EUR 1,776.4 million in the first half of 2009.

Risk provisions: +132.3% vs H1 08

Risk provisions for loans and advances rose by 132.3% from EUR 384.1 million to EUR 892.1 million (impact of allocation and release of provisions for the lending business, costs from writing off loans and income from the repayment of loans already written off). Deteriorating macroeconomic conditions and the ensuing rise in defaults as well as declining customer creditworthiness were the main reasons for creating additional risk provisions. As a percentage of average customer loans, risk provisions amounted to 141 basis points (H1 08: 66 basis points) in the first half of 2009.

The rise in risk costs was mainly due to the countries of Central and Eastern Europe which experienced a deterioration in almost all business segments. This development was mainly driven by unsecured consumer loans as well as corporate loans in the Czech Republic, Slovakia and Hungary. The situation surrounding FX mortgage loans has markedly relaxed following the recovery of CEE currencies towards mid-year. The highest percentage gain of risk costs within Erste Group was unsurprisingly posted in Erste Bank Ukraine, where risk costs in relation to average customer loans rose to EUR 38.4 million (H1 08: EUR 2.3 million). In absolute terms, Romania experienced the strongest growth in risk costs, up from EUR 39.0 in H1 08 to EUR 169.8 million. The comparison is somewhat distorted, though, as H1 08 benefited from the release of the remaining group reserve created at first time consolidation in the amount of EUR 25 million. Risk costs in the Group Corporate & Investment Banking segment rose from EUR 39.2 million to EUR 145.9 million; half of this increase was attributable to portfolio provisions. At the Haftungsverbund savings banks, risk costs rose from EUR 110.7 million in H1 08 to EUR 162.6 million.

Other operating result: -3.2% vs H1 08

The other operating result worsened slightly from EUR -84.8 million to EUR -87.5 million during the first half of 2009. This item includes linear depreciation on intangible assets (customer base) of EUR 36.8 million, as well as costs for contributions to the deposit guarantee systems – in a half-yearly comparison, these rose by 25.0% to EUR 27.5 million.

Results from financial assets: +63.3% vs H1 08

The total balance from all categories of financial assets developed positively. The total negative result achieved in the first half of 2009 was significantly lower than in H1 08 (EUR 86.3 million) at EUR 31.7 million. While revaluation requirements for structured products in the AfS portfolio increased during the first half of 2009, the lower valuation losses on securities in the fair value portfolio had a positive effect on the result from financial assets.

The market value of Erste Group's (including the savings banks) **ABS/CDO portfolio** amounted to around EUR 1.6 billion as of 30 June 2009, compared to EUR 2.0 billion at year-end 2008. During the

first half of 2009, the P&L revaluation requirement of the fair value portfolio was EUR -50.0 million. For the AfS portfolio, the negative P&L impact amounted to EUR 16.1 million, consisting of a writedown of EUR 5.9 million and realised losses of EUR 10.2 million. During the first half of 2009, this resulted in an overall negative P&L impact after tax and minority interests of EUR 49.6 million (H1 08: EUR 34.8 million). In the available for sale portfolio, the mark-to-market valuation in the first half of 2009 resulted in a decline of EUR 43.0 million (H1 08: EUR 95.3 million), booked against equity.

Pre-tax profit and net profit after minority interests

The **pre-tax profit for the continuing operations** fell by 18.2%, from EUR 935.8 million to EUR 765.1 million, particularly due to higher risk costs.

Compared to the same period last year, **net profit after minority interests** fell by 22.7%, from EUR 636.6 million to EUR 492.1 million in the first half of 2009.

II. FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2009

in EUR million	Q2 08	Q3 08	Q4 08	Q1 09	Q2 09
Net interest income	1,154.9	1,267.3	1,339.8	1,226.0	1,279.3
Risk provisions for loans and advances	-221.0	-218.2	-469.1	-370.2	-521.9
Net fee and commission income	510.3	486.8	482.1	444.6	443.6
Net trading result	102.1	0.5	-70.2	143.8	199.3
General administrative expenses	-1,036.8	-1,052.1	-948.2	-975.9	-984.3
Other operating result	**-61.9**	**-56.2**	**-637.8**	**-39.9**	**-47.6**
Result from financial assets - FV	-7.0	-35.0	-180.7	-44.1	32.0
Result from financial assets - AfS	6.3	-5.1	-202.2	-10.8	-7.9
Result from financial assets - HtM	0.1	-2.0	-59.3	-0.1	-0.8
Pre-tax profit from continuing operations	447.0	386.0	-745.6	373.4	391.7
Post-tax profit from discontinuing ops	5.3	600.1	29.5	0.0	0.0
Net profit after minorities	**321.0**	**826.4**	**-603.4**	**232.1**	**260.0**

In the second quarter of 2009, **net interest income** advanced by 4.3% to EUR 1,279.3 million compared to EUR 1,226.0 million in Q1 09. The CEE subsidiaries and the Group Markets division were the major contributors.

Net commission income remained virtually unchanged at EUR 443.6 million compared with the previous quarter (EUR 444.6 million). A rise in fees from payment transactions (by 5.0% to EUR 202.3 million) and lending business (by 7.9% to EUR 80.6 million) were accompanied by a decline in fees from securities business (-4.3% to EUR 93.2 million).

The total balance from all categories of financial assets developed positively. In Q2 09 this line item amounted to EUR 23.3 million, mainly as a result of increasing market values of the underlying securities.

As the rise in securities trading (Q1 09: EUR 33.5 million; Q2 09: EUR 137.8 million) more than offset the decline in derivatives trading (Q1 09: EUR 42.7 million; Q2 09: EUR -5.0 million), the **net trading result** improved in the second quarter of 2009 by 38.6%, from EUR 143.8 million to EUR 199.3 million.

General administrative expenses in the second quarter of 2009 were 0.9% higher than in the previous quarter at EUR 984.3 million. This was due to higher personnel expenses, which increased by 1.3%, from EUR 558.6 million in Q1 09 to EUR 565.5 million, particularly at the Haftungsverbund savings banks and the CEE subsidiaries. Depreciation of fixed assets rose by 4%, from EUR 87.9 million in Q1 09 to EUR 91.4 million in Q2 09. In contrast, other administrative expenses showed a slight decline of 0.6%, from EUR 329.4 million in Q1 09 to EUR 327.3 million in Q2 09, mainly driven by lower costs at the Haftungsverbund savings banks.

The **operating result** reached a new high in Q2 09 at EUR 937.9 million – 11.9% ahead of the figure for Q1 09 (EUR 838.5 million).

The **cost/income ratio** improved to 51.2%, in particular due to the rise in operating income.

Risk provisions for loans and advances increased from EUR 370.2 million in Q1 09 to EUR 521.9 million in Q2 09. During the second quarter, the negative macroeconomic trend continued to deteriorate leading to higher risk costs, in particular in Central and Eastern Europe.

The **other operating result** deteriorated from EUR -39.9 million in Q1 09 to EUR -47.6 million in Q2 09. This was due to the revaluation of other financial assets, partly offset by proceeds from the sale of office buildings in Hungary and the Czech Republic.

The **pre-tax profit from continuing operations** improved by 4.9% to EUR 391.7 million in Q2 09 (Q1 09: EUR 373.4 million).

Despite challenging market conditions, **net profit after minority interests** increased by 12.0%, from EUR 232.1 million in Q1 09 to EUR 260.0 million in Q2 09.

III. BALANCE SHEET DEVELOPMENT

in EUR million	Jun 09	Dec 08	Change
Loans and advances to credit institutions	13,800	14,344	-3.8%
Loans and advances to customers	128,110	126,185	1.5%
Risk provisions for loans and advances	-4,311	-3,783	14.0%
Trading and other financial assets	43,275	41,770	3.6%
Other assets	23,293	22,925	1.6%
Total assets	**204,167**	**201,441**	**1.4%**

Total assets of Erste Group increased by 1.4% in the first half of 2009, from EUR 201.4 billion at the end of 2008 to EUR 204.2 billion. Around EUR 1.2 billion of the growth was attributable to the addition of Sparkasse Kufstein to the cross-guarantee system (Haftungsverbund).

Loans and advances to credit institutions fell by 3.8% from EUR 14.3 billion to EUR 13.8 billion.

Loans and advances to customers increased by 1.5% ,from EUR 126.2 billion to EUR 128.1 billion, with the strongest growth recorded in Central and Eastern Europe.

Due to new allocations as a result of the difficult economic environment, the level of **risk provisions** increased from EUR 3.8 billion to EUR 4.3 billion. The ratio of non-performing loans (NPL) to total exposure increased as of 30 June 2009 from 2.9% to 3.6%.

Securities investments in the various categories of financial assets increased by 2.6%, from EUR 34.2 billion at the end of 2008 to EUR 35.1 billion. Growth was most significant in the available for sale portfolio and mainly related to bonds for the purpose of securing liquidity, while the fair value portfolio showed a decline.

in EUR million	Jun 09	Dec 08	Change
Deposits by banks	29,776	34,672	-14.1%
Customer deposits	113,489	109,305	3.8%
Debt securities in issue	30,130	30,483	-1.2%
Other liabilities	11,338	9,839	15.2%
Subordinated liabilities	6,141	6,047	1.6%
Total equity	13,293	11,095	19.8%
Shareholders' equity	10,098	8,079	25.0%
Minority interests	3,195	3,016	5.9%
Total liabilities and equity	**204,167**	**201,441**	**1.4%**

Customer deposits recorded a stronger growth than customer loans at 3.8%, up from EUR 109.3 billion to EUR 113.5 billion. The growth mainly related to the CEE subsidiaries and Erste Bank Oesterreich. Accordingly, the loan-to-deposit ratio improved to 112.9% as of 30 June 2009 (31 December 2008: 115.4%).

Debt securities in issue declined by 1.2%, from EUR 30.5 billion to EUR 30.1 billion.

As a result of issuing participation capital of EUR 1.8 billion, total **own funds** of Erste Group increased by 19.8%, from EUR 11.1 billion to EUR 13.3 billion.

Risk-weighted assets (RWA) increased from EUR 103.7 billion to EUR 107.8 billion as of 30 June 2009.

Total capital of Erste Group according to the Austrian Banking Act amounted to EUR 13.2 billion as of 30 June 2009 (31 December 2008: EUR 11.8 billion). The rise was largely due to the issuance of participation capital in the amount of EUR 1.76 billion. The coverage ratio in relation to the statutory minimum requirement on this date (EUR 9.9 billion), was 134% (year-end 2008: 123%).

After deductions in accordance with the Austrian Banking Act, **tier 1 capital** stood at EUR 9.0 billion (year-end 2008: EUR 7.4 billion).

The **tier 1 ratio** based on the credit risk (tier 1 capital after deductions in accordance with the Austrian Banking Act, in relation to the assessment basis for the credit risk pursuant to Article 22 sec. 2 Austrian Banking Act) equalled 8.4%. Including the capital requirements for market and operational risk (prior to deductions as a percentage of the assessment base for credit risk pursuant to the Austrian Banking Act), the tier 1 ratio amounted to 7.3%. Further adjusted for hybrid capital, the tier 1 ratio as of 30 June 2009 stood at 6.4%.

The **solvency ratio** in respect of credit risk (total own funds less the non-credit risk capital requirements – especially settlement risks, operational risks and position risks in the trading book and foreign currency positions – as a percentage of the assessment base for credit risk pursuant to Article 22 sec. 2 of the Austrian Banking Act) equalled 11.1% (year-end 2008: 10.1%) as of 30 June 2009, significantly above the legal minimum requirement of 8.0%.

IV. SEGMENT REPORTING

Erste Bank Oesterreich

The Erste Bank Oesterreich segment includes Erste Bank Oesterreich (particularly retail and SME business) and allocated subsidiaries - which primarily include the savings banks in which Erste Bank Oesterreich holds majority stakes (Savings Banks in Salzburg, Tyrol, Hainburg) as well as s Bausparkasse.

The operating result increased from EUR 132.1 million in H1 08 by EUR 15.7 million to EUR 147.8 million. This was achieved through an improvement in net interest income and a significant decline in general administrative expenses. The strong inflow of customer deposits, in particular, generated a EUR 28.4 million or 9.8% increase in net interest income, from EUR 291.2 million in the previous year to EUR 319.6 million. There was a strong rise in savings deposits, which rose from EUR 22.6 billion to EUR 26.5 billion (+17%) in comparison to H1 08. During the same period, loan volumes increased by 10.2%, from EUR 23.6 billion to EUR 26.0 billion. The decline in securities business, due to the continuing weakness of the financial markets, together with a weaker result from insurance commissions, weighed heavily on net commission income. At EUR 140.4 million, this was EUR 17.7 million or 11.1% below previous year's level of EUR 158.1 million. The net trading result deteriorated by EUR 8.1 million (equivalent to -60.2%), from EUR 13.4 million to EUR 5.3 million. Operating expenses declined by EUR 12.9 million, from EUR 330.5 million in the first half of 2008 million to EUR 317.6 million. The cost/income ratio therefore improved to 68.2% (following 71.4% in the previous year). The increase in risk provisions by EUR 18.8 million or 37.6%, from EUR 50.1 million in the previous year to EUR 68.9 million, was driven primarily by the corporate business. Due to positive revaluations of securities outside of the trading portfolio, other income improved by EUR 21.3 million, from EUR -17.5 million to EUR 3.8 million. Net profit after minorities improved by EUR 2.2 million, from EUR 57.3 million to EUR 59.5 million in the first half of 2009, in spite of the difficult market situation. Return on equity fell from 12.0% in the previous year to 10.6%.

Savings Banks (Haftungsverbund)

As of Q1 09, Sparkasse Kufstein was added to the Haftungsverbund (cross guarantee system of the Austrian Savings Banks). As a result of its acquisition by Erste Bank Oesterreich, Weinviertler Sparkasse was allocated to the Erste Bank Oesterreich segment as of 1 May. However, this has only a marginal effect on the comparability of the results.

Net interest income fell by 1.2% or EUR 5.4 million to EUR 455.6 million. The deterioration in the economic environment led to a EUR 51.9 million rise in risk provisions, from EUR 110.7 million in the previous year to EUR 162.6 million. More than half of the growth was due to higher portfolio provisions following rating downgrades. The EUR 21.7 million improvement in the trading result, from EUR 10.1 million in the first half of 2008 to EUR 31.8 million, mainly resulted from income from interest rate derivatives, particularly in Q1 09. Operating expenses rose from EUR 464.7 million to EUR 469.2 million. Without the changes to the scope of consolidation, the costs were held at the previous year's level. The decline in other result, from EUR -22.2 million in the previous year to EUR -30.3 million, was due to losses on the sale of securities outside of the trading portfolio. Net profit after minorities fell by EUR 15.9 million, from EUR 4.7 million in H1 08 to EUR -11.2 million in H1 09. The cost/income ratio stood at 69.3%.

Central and Eastern Europe

The Central and Eastern Europe segment primarily includes the results from the retail and SME business of Česká spořitelna, Slovenská sporiteľňa, Erste Bank Hungary, Banca Comercială Română, Erste Bank Croatia, Erste Bank Serbia and Erste Bank Ukraine. The contributions to the Group Markets - or Group Corporate - and Investment Banking business divisions are shown in the relevant segments.

Czech Republic

Net interest income from the Czech retail and SME business rose by EUR 9.0 million or 1.8% (currency-adjusted 8.8%), from EUR 511.7 million in H1 08 to EUR 520.7 million. The continuing inflow of savings deposits, as well as selective growth in the lending business, contributed to this development. Net interest income was negatively influenced by declining market interest rates, which fell from 3.75% in H1 08 to 1.5%. Net commission income declined by 1.5%, from EUR 206.4 million in H1 08 to EUR 203.2 million. However, on a currency-adjusted basis, the result improved by 5.3%, particularly due to improvements in the lending and payment transactions business. At EUR 349.7 million, operating expenses were EUR 22.7 million or 6.1% below the level for the previous year, due to the currency trend. On a currency-adjusted basis, operating expenses remained at the previous year's level thanks to cost reduction measures. The higher trading result (EUR 21.2 million following EUR 13.2 million in the previous year) resulted from improvements in the foreign exchange business. Overall, the operating result grew to EUR 395.5 million and was EUR 36.6 million or 10.2% ahead of H1 08 (EUR 358.9 million) – on a currency-adjusted basis, there was a 17.8% growth in the operating result. The significant EUR 62.7 million increase in risk provisions from the previous year, from EUR 48.9 million to EUR 111.6 million, reflected the increased provisioning needs – particularly in the SME business – as a result of the continuing financial crisis. The 13.6% deterioration in other result, from EUR -51.4 million in the previous year to EUR -58.4 million (currency-adjusted -21.5%), was due to valuation requirements in the securities portfolio and other financial investments. Net profit after minority interests showed a decline of EUR 35.0 million or 14.8% (currency-adjusted -8.9%) to EUR 175.6 million, compared to EUR 206.1 million in H1 08. The cost/income ratio was at 46.9% (50.9 % in the 1st half of 2008), while the return on equity was at 38.6% (previous year: 52.6%).

<u>Romania</u>

Strong new business in the first three quarters of 2008 materially contributed to the increase in net interest income of the Romanian retail & SME business, which rose from EUR 356.7 million to EUR 383.9 million in H1 09 (+7.6 %, currency-adjusted +23.2%). The declining trading result (decline by EUR 10.5 million, from EUR 15.6 million to EUR 5.1 million) mainly reflected the negative valuation impacts as a result of the RON devaluation. Net commission income fell by EUR 50.8 million (-39.5%, currency-adjusted: -30.8%), from EUR 128.5 million to EUR 77.7 million. On the one hand, this significant decline was due to lower fees from payment transactions. On the other hand, new business in the lending division fell significantly from Q4 08, which had a correspondingly negative effect on fees from lending business. At EUR 200.7 million, operating expenses were significantly below the value of the previous year (EUR 225.1 million or -10.8%). On a currency-adjusted basis, this corresponded to an increase by 2.1%. Causes for this small rise were, on the one hand, the expansion of the branch network (+64 new branches year-on-year) and higher IT costs. The reduction in personnel costs partially offset this development. The significant improvement in other result by EUR 37.6 million, from EUR 0.5 million in H1 08 to EUR 38.1 million, was due to the release of provisions no longer needed and negative valuation requirements in the fair value portfolio in 2008. The solid operating result of EUR 266.0 million (on a currency-adjusted basis, up 10.4%) occurred against the backdrop of a significant, EUR 130.8 million rise in risk provisions – particularly in the retail segment – from EUR 39.0 million in H1 08 to EUR 169.8 million. However, when comparing these figures, it should be considered that H1 08 risk costs benefitted from a EUR 25.2 million release of a group risk reserve. The increased provisions were due to the general market trend over the past months (financial crisis, higher unemployment, devaluation of RON against EUR). Net profit after minorities was at EUR 74.0 million, EUR 59.6 million (44.6 %, currency adjusted 36.6 %) below the value of the previous year (EUR 133.6 million). The cost/income ratio improved from 44.9% in the previous year to 43.0%, return on capital stood at 26.7%.

<u>Slovakia</u>

At EUR 175.5 million, net interest income in the Slovakian retail and SME business was EUR 14.5 million or 9.1% above the level of the previous year (currency-adjusted +2.2%). Growth in retail loans and deposits as well as several interest rate cuts – as a result of the euro introduction – and financial market trends influenced net interest income during the first half of the year. After EUR 51.2 million in H1 08, net commission income stood at EUR 50.7 million (-1.0 % or -7.2% currency-adjusted). This decline was due to the anticipated lower fees from foreign exchange business and asset management, but also a result of the ban (until 30 August 2009) on fees for cash transactions in the wake of the euro

introduction. The reason for the reduction in the trading result by EUR 8.4 million compared with H1 08 (from EUR 9.9 million to EUR 1.5 million) was the discontinuation of foreign exchange business due to the euro introduction. The increase in risk provisions reflected the deteriorated market situation as compared with H1 08. At EUR 55.0 million, these more than doubled compared with H1 08 (EUR 22.4 million). Operating expenses increased, driven particularly by IT costs, by EUR 9.9 million, from EUR 123.5 million to EUR 133.4 million (+8%, currency-adjusted +1.1%). The decline in other result was mainly due to valuation requirements in the AfS portfolio and was EUR 9.8 million below the comparable value for the previous year, at EUR -16.5 million. Net profit after minority interests amounted to EUR 17.9 million (-69% compared with H1 08), while return on equity reached 8.2%. The cost/income ratio reached 58.6%, following 55.7% in H1 08.

Hungary
In the Hungarian retail and SME business, net interest income increased from EUR 135.0 million in H1 08 to EUR 159.8 million (+18.4% or currency-adjusted: +35.3 %) – primarily due to improvements in margins. The decline in net commission income by EUR 26.4 million, from EUR 65.2 million in H1 08 to EUR 38.8 million (-40.5%, currency-adjusted: -32.1%), was due to a fall in result contributions from securities. Together with the rise in the trading result, from EUR 8.1 million in the previous year to EUR 12.4 million (53.1%, currency-adjusted: 74.9%), the operating result of EUR 93.3 million rose by 13.4% (currency-adjusted: 29.5%) to EUR 105.8 million. Operating expenses amounted to EUR 105.3 million, EUR 9.7 million (-8.5%, currency-adjusted: +4.5%) below the prior year level. The currency-adjusted increase was also due to higher marketing costs. Personnel expenses remained at last year's level. The cost/income ratio improved significantly from 55.2% in H1 08 to 49.9%. The general economic situation in Hungary and the associated currency trend also resulted in rising risk provisions (from EUR 29.0 million in H1 08 to EUR 60.1 million). The rise in other result primarily resulted from the sale of real estate and was EUR 8.3 million above the level of H1 08 (EUR 1.2 million), at EUR 9.5 million. Net profit after minority interests deteriorated by 13.7%, from EUR 47.9 million to EUR 41.3 million. However, on a currency-adjusted basis, the result was virtually unchanged, compared with H1 08. The return on equity was at 21.9 %.

Croatia
The operating result in the Croatian retail and SME business increased from EUR 70.9 million in H1 08 to EUR 73.3 million (+3.4%, currency-adjusted: +5.0%). In addition to the continuing, satisfactory business trend, the first time inclusion of the Montenegrinian Opportunity Bank also contributed to this development in Q2 09. Its contribution to the operating result was EUR 1.8 million. Opportunity Bank has total assets of EUR 164 million, operates 14 branches and employs 213 staff. Net commission income of Erste Bank Croatia was just below the previous year's value (EUR 37.3 million -2.1%, currency-adjusted: -0.5%), at EUR 36.5 million. This was mainly explained by the declining securities business. The decline in the trading result from EUR 4.8 million in H1 08 to EUR 1.4 million resulted from the inclusion of the contribution of Erste Card Club. Due to higher office and IT costs, operating expenses rose slightly, from EUR 63.0 million in H1 08 to EUR 65.5 million (+4.0%, currency-adjusted: +5.6%). The cost/income ratio remained unchanged at 47.2%. Net profit after minority interests declined from EUR 29.4 million in H1 08 to EUR 23.0 million (-21.8%, currency-adjusted: -20.6%). Return on equity declined from 38.0% in H1 08 to 23.6%.

Serbia
In H1 09, Erste Bank Serbia increased its net interest income from EUR 14.6 to EUR 15.8 million (+8.0%, currency-adjusted: 24.4%). Risk costs were above previous year's value of EUR 2.9 million, at EUR 4.0 million, and reflected the economic trend. Net commission income increased by 38.8% (currency-adjusted: +59.8%), from EUR 3.4 million to EUR 4.8 million due to stable payment transaction commissions and significant improvements in fees from lending business The improvement in the trading result, from EUR 1.1 million to EUR 1.5 million (+27.7% or currency-adjusted: +47.0%), was due to higher contributions from foreign exchange business. Operating expenses were EUR 0.7 million or 4.3% below previous year's level, at EUR 15.6 million. However, currency-adjusted figures showed a rise of 10.1%, which was primarily due to personnel expenses (higher salaries for better qualified employees). The cost/income ratio fell from 85.0% to 70.9%. The operating result improved from EUR 2.9 million in

H1 08 by more than 100% to EUR 6.4 million. Nevertheless, net profit after minority interests remained EUR 2.2 million below the level recorded in H1 08, at 1.3 million. The reason for this was a positive effect from the sale of a participation in H1 08. The return on equity was at 5.3%.

Ukraine
Erste Bank Ukraine increased its operating income compared to H1 08 by EUR 0.2 million, from EUR 17.9 million to EUR 18.1 million (+0.9%, or currency-adjusted: +43.4%). Net interest income improved from EUR 12.3 million in H1 08 to EUR 14.3 million (+17%, currency-adjusted: +66.1%). The decline in net commission income, from EUR 1.6 million to EUR 0.1 million in H1 09, was due to a technical reporting shift. The trading result deteriorated marginally from EUR 4.1 million in H1 08 to EUR 3.7 million. Operating expenses fell by 25.3%, from EUR 25.5 million in H1 08 to EUR 19.1 million. However, on a currency-adjusted basis, they increased by 6.2%. Among other reasons, this was due to the downsizing the bank in the first half of 2009, which included measures such as the discontinuation of branch expansion and the staff reduction affecting approx. 300 employees. The operating result improved by EUR 6.6 million, from EUR -7.6 million to EUR -1.0 million. The drastic, EUR 36.1 million increase in risk provisions to EUR 38.4 million in H1 09 was mainly due to the deterioration of the loan portfolio, as a result of market developments in the Ukraine. Overall, net profit after minority interests was down EUR 31.4 million on H1 08 (EUR -6.8 million) to EUR -38.2 million.

Group Corporate & Investment Banking (GCIB)
The Group Corporate & Investment Banking segment includes the Large Corporate business, with those companies that are active in the markets of Erste Group and generate sales of more than EUR 175 million. This segment also includes the international business (without treasury activities), the commercial real estate business of the Erste Group, the leasing subsidiary, Immorent.

The EUR 51.3 million or 23.6% increase in net interest income, from EUR 216.8 million in H1 08 to EUR 268.1 million, was mainly achieved through improvements in the Group Large Corporates unit and the leasing subsidiary, Immorent. Net commission income was maintained at the level of the previous year at EUR 77.8 million (H1 08: EUR 77.4 million), in spite of difficult market conditions. This also applied to general administrative expenses, which remained stable in comparison with the previous year, at EUR 85.5 million in H1 09. This caused the operating result to rise significantly, from EUR 209.4 million to EUR 262.7 million (+25.4% compared with H1 08). The significant increase in risk provisions from EUR 39.2 million to EUR 145.9 million reflected the negative market trend; nearly half of the growth was due to portfolio provisions, which were booked in order to be prepared for a possible further deterioration in the portfolio. As a result of this, net profit after minority interests deteriorated by 34.9%, from EUR 124.3 million to EUR 81.0 million. The cost/income ratio improved from 29.1% in the previous year to 24.6%, return on equity was at 8.1%.

Group Markets (GM)
The Group Markets segment combines the Group Treasury and Debt Capital Markets business divisions and, in addition to the treasury of Erste Group Bank AG, also includes the business divisions of the CEE units, the treasury sections of the foreign branches in Hong Kong and New York, and Erste Sparinvest KAG.

The operating result in the Group Markets segment increased by 67.7% compared with previous year's value, from EUR 203.9 million to EUR 342.0 million. The main factor behind this was the very positive trading result development in virtually all business sectors and, in particular the customer business, which increased by EUR 144.3 million, from EUR 115.3 million in H1 08 to EUR 259.6 million. The EUR 13.0 million or 11.8% increase in net interest income, from EUR 110.1 million in the previous year to EUR 123.1 million, was due to significant improvements in the Money Market division. The EUR 14.2 million or 19.1% fall in net commission income, from EUR 74.5 million in H1 08 to EUR 60.3 million in H1 09, resulted from market-related declines, particularly in the funds business. At EUR 101.0 million, operating expenses were at previous year's level (EUR 96.1 million). The cost/income ratio improved significantly, from 32.0% to 22.8%. Net profit after minority interests rose by EUR 108.9 million, from

EUR 149.6 million in H1 08 to EUR 258.5 million, an increase of 72.7%. Return on equity reached 155.6% (compared with 174.8% in the previous year).

Corporate Center

The Corporate Center segment includes results from companies that cannot be assigned directly to a specific business segment, profit consolidation between the segments, linear depreciation on the customer base for BCR and Erste Card Club as well as one-off effects which cannot be assigned to a specific business segment without distorting comparability.

In addition, the balance sheet structure management of Erste Group Bank AG (holding) is also attributed to this segment. The results of the local balance sheet structure management units continue to be allocated to the respective individual segments.

The improvement in net interest income on the back of the unwinding effect and higher investment income (particularly from taking up state capital) was partially offset by lower contributions from balance sheet structure management as a result of general market and interest rate developments. Overall, the unwinding effect mentioned above did not affect the result, as the positive effect in surplus interest simultaneously results in higher risk provisions for the same amount. The development in net commission income and general administrative expenses was mainly due to profit consolidation of banking support operations. The general administrative expenses were particularly impacted by group projects and costs in relation to the restructuring of the Erste Group. The other result included the necessary linear amortisation of BCR's customer base, as well as the customer base amortisation of Erste Card Club and Ringturm KAG, totalling EUR 36.8 million, as well as valuation requirements from the fair value portfolio. The increase in the group tax rate from 22.5% to 25% in H1 09 also weighed on the Corporate Center segment.

V. EXCHANGE RATE DEVELOPMENT

	End of period rates			Average rates		
Euro FX rates	**Jun 09**	**Dec 08**	**Change**	**1-6 09**	**1-6 08**	**Change**
CZK/EUR	25.88	26.88	3.7%	27.16	25.35	-7.1%
RON/EUR	4.21	4.02	-4.6%	4.23	3.68	-15.2%
HUF/EUR	271.55	266.70	-1.8%	290.24	252.41	-15.0%
HRK/EUR	7.27	7.36	1.1%	7.38	7.26	-1.6%
RSD/EUR	93.96	89.73	-4.7%	94.05	81.56	-15.3%
UAH/EUR	10.90	10.85	-0.5%	10.61	7.51	-41.2%

Positive change = appreciation vs EUR, negative change = depreciation vs EUR

For more information, please contact:
Erste Group, Investor Relations, Graben 21, 1010 Vienna, Austria, Fax: +43 (0) 5 0100 9 13112

Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstegroup.com
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstegroup.com
Peter Makray, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: peter.makray@erstegroup.com

This release is also available on our website at http://www.erstegroup.com/investorrelations in the news section.

Appendix

I. PROFIT AND LOSS ACCOUNT (IFRS) OF ERSTE GROUP

in EUR million	1-6 09	1-6 08	Change
Net interest income	2,505.3	2,306.0	8.6%
Risk provisions for loans and advances	-892.1	-384.1	>100.0%
Net fee and commission income	888.2	1,002.2	-11.4%
Net trading result	343.1	184.4	86.1%
General administrative expenses	-1,960.2	-2,001.6	-2.1%
Other operating result	-87.5	-84.8	-3.2%
Result from financial assets - FV	-12.1	-79.9	84.9%
Result from financial assets - AfS	-18.7	-6.5	na
Result from financial assets - HtM	-0.9	0.1	na
Pre-tax profit from continuing operations	765.1	935.8	-18.2%
Taxes on income	-191.3	-187.2	2.2%
Net profit before minorities from continuing operations	573.8	748.6	-23.4%
Post-tax profit from discontinuing ops	0.0	10.1	na
Net profit before minorities	573.8	758.7	-24.4%
Minority interests	-81.7	-122.1	-33.1%
Net profit after minorities	**492.1**	**636.6**	**-22.7%**

II. BALANCE SHEET (IFRS) OF ERSTE GROUP

in EUR million	Jun 09	Dec 08	Change
ASSETS			
Cash and balances with central banks	6,897	7,556	-8.7%
Loans and advances to credit institutions	13,800	14,344	-3.8%
Loans and advances to customers	128,110	126,185	1.5%
Risk provisions for loans and advances	-4,311	-3,783	14.0%
Trading assets	8,147	7,534	8.1%
Financial assets - at fair value through profit or loss	3,574	4,058	-11.9%
Financial assets - available for sale	17,586	16,033	9.7%
Financial assets - held to maturity	13,968	14,145	-1.3%
Equity holdings in associates accounted for at equity	261	260	0.4%
Intangible assets	4,738	4,805	-1.4%
Property and equipment	2,363	2,386	-1.0%
Tax assets	838	859	-2.4%
Assets held for sale	60	526	-88.6%
Other assets	8,136	6,533	24.5%
Total assets	**204,167**	**201,441**	**1.4%**
LIABILITIES AND EQUITY			
Deposits by banks	29,776	34,672	-14.1%
Customer deposits	113,489	109,305	3.8%
Debt securities in issue	30,130	30,483	-1.2%
Trading liabilities	2,690	2,519	6.8%
Other provisions	1,681	1,620	3.8%
Tax liabilities	302	389	-22.4%
Liabilities associated with assets held for sale	0	343	na
Other liabilities	6,665	4,968	34.2%
Subordinated liabilities	6,141	6,047	1.6%
Total equity	13,293	11,095	19.8%
Shareholders' equity	10,098	8,079	25.0%
Minority interests	3,195	3,016	5.9%
Total liabilities and equity	**204,167**	**201,441**	**1.4%**

III. SEGMENT REPORTING – ERSTE GROUP

Overview*

	Retail & SME		GCIB		Group Markets		Corporate Center		Total group	
in EUR million	**1-6 09**	**1-6 08**	**1-6 09**	**1-6 08**	**1-6 09**	**1-6 08**	**1-6 09**	**1-6 08**	**1-6 09**	**1-6 08**
Net interest income	2,145.9	2,034.8	268.1	216.8	123.1	110.1	-31.8	-55.7	2,505.3	2,306.0
Risk provisions	-694.3	-315.8	-145.9	-39.2	0.0	0.0	-51.9	-29.0	-892.1	-384.1
Net fee and commission income	741.6	848.0	77.8	77.4	60.3	74.5	8.5	2.2	888.2	1,002.2
Net trading result	83.9	80.3	2.3	1.0	259.6	115.3	-2.7	-12.2	343.1	184.4
General administrative expenses	-1,676.0	-1,736.1	-85.5	-85.8	-101.0	-96.1	-97.7	-83.7	-1,960.2	-2,001.7
Other result	-57.6	-91.7	-13.3	-3.3	-2.2	-3.3	-46.1	-72.7	-119.2	-171.0
Pre-tax profit	543.5	819.5	103.4	166.9	339.8	200.5	-221.6	-251.1	765.1	935.9
Taxes on income	-121.7	-177.3	-23.0	-36.7	-65.5	-42.7	19.0	69.6	-191.3	-187.2
Post-tax profit from discontinuing ops	0.0	10.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	10.1
Minority interests	-78.6	-118.8	0.6	-5.8	-15.8	-8.2	12.1	10.7	-81.7	-122.1
Net profit after minorities	**343.2**	**533.5**	**81.0**	**124.3**	**258.5**	**149.6**	**-190.5**	**-170.8**	**492.1**	**636.6**
Average risk-weighted assets	73,990.7	71,039.1	25,441.2	22,620.2	3,250.6	1,781.1	3,810.1	3,026.8	106,492.6	98,467.1
Average attributed equity	3,978.7	3,205.0	1,998.0	1,392.9	332.2	171.2	2,509.8	3,870.9	8,818.6	8,640.3
Cost/income ratio	**56.4%**	**58.6%**	**24.6%**	**29.1%**	**22.8%**	**32.0%**	**-376.5%**	**-127.4%**	**52.5%**	**57.3%**
ROE based on net profit	**17.3%**	**33.3%**	**8.1%**	**17.9%**	**155.6%**	**174.8%**	**-15.2%**	**-8.8%**	**11.2%**	**14.7%**

*) The "Other result" for the Corporate Center includes the depreciation for the customer base amounting to EUR 36.8 million.
"Other result" summarises the four P&L positions, Other operating result, Results from financial assets – at fair value through profit or loss, - available for sale and - held to maturity.

Austria segment*

in EUR million	Savings Banks 1-6 09	Savings Banks 1-6 08	EB Oesterreich 1-6 09	EB Oesterreich 1-6 08	Austria 1-6 09	Austria 1-6 08
Net interest income	455.6	461.0	319.6	291.2	775.2	752.2
Risk provisions	-162.6	-110.7	-68.9	-50.1	-231.5	-160.7
Net fee and commission income	189.5	196.5	140.4	158.1	329.9	354.5
Net trading result	31.8	10.1	5.3	13.4	37.2	23.5
General administrative expenses	-469.2	-464.7	-317.6	-330.5	-786.8	-795.3
Other result	-30.3	-22.2	3.8	-17.5	-26.5	-39.7
Pre-tax profit	14.7	69.9	82.7	64.6	97.4	134.5
Taxes on income	-6.9	-35.5	-19.7	-12.2	-26.6	-47.7
Post-tax profit from discontinuing ops	0.0	0.0	0.0	4.3	0.0	4.3
Minority interests	-19.1	-29.7	-3.5	0.6	-22.6	-29.2
Net profit after minorities	**-11.2**	**4.7**	**59.5**	**57.3**	**48.3**	**62.0**
Average risk-weighted assets	24,762.3	24,200.9	13,824.7	13,935.5	38,587.0	38,136.4
Average attributed equity	289.9	223.4	1,119.5	953.4	1,409.3	1,176.7
Cost/income ratio	**69.3%**	**69.6%**	**68.2%**	**71.4%**	**68.9%**	**70.4%**
ROE based on net profit	**-7.7%**	**4.2%**	**10.6%**	**12.0%**	**6.9%**	**10.5%**

*) "Other result" summarises the four P&L positions, Other operating result, Results from financial assets – at fair value through profit or loss, - available for sale and - held to maturity.

Central and Eastern Europe (CEE) segment*:

	Czech Republic		Romania		Slovakia		Hungary		Croatia		Serbia		Ukraine	
in EUR million	**1-6 09**	**1-6 08**	**1-6 09**	**1-6 08**	**1-6 09**	**1-6 08**	**1-6 09**	**1-6 08**	**1-6 09**	**1-6 08**	**1-6 09**	**1-6 08**	**1-6 09**	**1-6 08**
Net interest income	520.7	511.7	383.9	356.7	175.1	160.6	159.8	135.0	100.9	91.9	15.8	14.6	14.3	12.3
Risk provisions	-111.6	-48.9	-169.8	-39.0	-55.0	-22.4	-60.1	-29.0	-24.0	-10.5	-4.0	-2.9	-38.4	-2.3
Net fee and commission income	203.2	206.4	77.7	128.5	50.7	51.2	38.8	65.2	36.5	37.3	4.8	3.4	0.1	1.6
Net trading result	21.2	13.2	5.1	15.6	1.5	9.9	12.4	8.1	1.4	4.8	1.5	1.1	3.7	4.1
General administrative expenses	-349.7	-372.4	-200.7	-225.1	-133.4	-123.5	-105.3	-115.0	-65.5	-63.0	-15.6	-16.3	-19.1	-25.5
Other result	-58.4	-51.4	38.1	0.5	-16.5	-6.7	9.5	1.2	-2.9	-0.1	-0.5	4.4	-0.4	0.1
Pre-tax profit	225.5	258.6	134.3	237.3	22.4	69.0	55.3	65.5	46.5	60.2	1.9	4.3	-39.8	-9.8
Taxes on income	-45.8	-53.4	-22.9	-38.9	-4.3	-11.1	-13.9	-17.5	-9.6	-12.1	-0.2	0.4	1.6	3.0
Post-tax profit from discontinuing ops	0.0	7.5	0.0	-1.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Minority interests	-4.1	-6.7	-37.4	-63.1	-0.3	0.0	0.0	0.0	-13.9	-18.7	-0.4	-1.2	0.0	0.0
Net profit after minorities	**175.6**	**206.1**	**74.0**	**133.6**	**17.9**	**57.9**	**41.3**	**47.9**	**23.0**	**29.4**	**1.3**	**3.5**	**-38.2**	**-6.8**
Average risk-weighted assets	10,906.0	11,048.4	9,768.9	8,666.0	5,190.8	3,858.5	4,568.7	4,562.8	3,668.3	3,504.7	759.5	789.0	541.5	473.2
Average attributed equity	910.7	782.8	554.8	418.5	435.0	277.0	377.8	314.8	194.3	154.5	50.2	43.9	46.6	36.8
Cost/income ratio	**46.9%**	**50.9%**	**43.0%**	**44.9%**	**58.7%**	**55.7%**	**49.8%**	**55.2%**	**47.2%**	**47.1%**	**70.9%**	**85.0%**	**105.5%**	**142.5%**
ROE based on net profit	**38.6%**	**52.6%**	**26.7%**	**63.9%**	**8.2%**	**41.8%**	**21.9%**	**30.4%**	**23.6%**	**38.0%**	**5.3%**	**16.1%**	**-184.1%**	**-36.9%**

*) "Other result" summarises the four P&L positions, Other operating result, Results from financial assets – at fair value through profit or loss, - available for sale and - held to maturity.